

December 7, 2011

<u>VIA FACSIMILE</u>
Mr. Kenneth A. Goggans
Chief Executive Officer, President, Treasurer,
Chief Financial Officer, Secretary and Director
Richland Resources Corp.
1513 Houston Street
Sulphur Springs, TX 75482

> **Re:** **Richland Resources Corp.**
> **Form 8-K**
> **Filed November 16, 2011**
> **File No. 000-53575**

Dear Mr. Goggans:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

     Sincerely,

     /s/ Ethan Horowitz

     Ethan Horowitz
     Branch Chief